

August 20, 2012

Juan Martinez
President
Blue Star Entertainment Technologies, Inc.
3rd Street
Bocas del Toro, Isla Colon
Panama

> **Re:** **Blue Star Entertainment Technologies, Inc. (f/k/a Solarte Hotel Corp.)**
> **Form 20-F**
> **Filed January 17, 2012**
> **Amendment No. 1 to Form 10**
> **Filed July 31, 2012**
> **File No. 000-54360**

Dear Mr. Martinez:

We have reviewed Amendment No. 1 to your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 5 of our letter dated July 10, 2012, that you were current in your filings. Please explain that determination in light of your response to comment 2. Explain how you complied with Section 15(d) of the Exchange Act.

2. We note your response to comment 6 of our letter dated July 10, 2012. Please explain why you qualify your response based on your knowledge. It would appear that if an agreement was made, you would have knowledge, as a party to the agreement.

3.   We note your response to comment 7 of our letter dated July 10, 2012. In the Form 20-F, you stated on page 6 that you only had one employee. We reissue our comment in part. Please advise why Mr. Martinez was not identified in the Form 20-F as an employee. We also note that he was your operations manager. Please explain why he was not considered an executive officer.

Form 20-F for the year ended June 30, 2011

Report of Independent Registered Public Accounting Firm, page 11

4.   We note your response to comment 8 of our letter dated July 10, 2012, that the auditors' report has been revised. Please file an amendment to your Form 20-F that includes the revised auditors' report, properly identifying all periods that were audited.

Exhibits

5.   We note your response comment 9 of our letter dated July 10, 2012, and await the filing of your amended Form 20-F.

Form 10/A filed July 31, 2012

Item 1. Business, page 2

6.   Please disclose how many clients you currently have and the services that you provide for these clients. Additionally, please file the agreements with these clients in accordance with Item 601(b)(10) of Regulation S-K, or tell us why you do not believe you are required to file these agreements.

Item 2. Financial Information, page 3

7.   We note your response to comment 12 of our letter dated July 10, 2012, and your reference to revenues recently earned. Despite those revenues, we note that you still experience net losses. As such, please describe your expected cash needs and discuss how you will fund them.

8.   We note your response to comment13 of our letter dated July 10, 2012. In light of your new business, please revise to discuss activities undertaken to earn the revenues disclosed and your reasonable operating plans going forward.

Item 4. Security Ownership …, page 4

9.   Please revise to identify the entity that now holds the majority of your shares and revise to provide the address of this entity. Please also revise the disclosure on page 5 to identify the entity, when Mr. Martinez became associated with the entity, and his position.

Certain Relationship and Related Transactions, page 5

10.   Please disclose the compensation exchanged for the shares sold by Ms. Campo to Mr. Martinez.

Report of Independent Registered Public Accounting Firm, page 11

11.   We note the revisions to your auditors' report to include the period from May 28, 2008 (inception) to June 30, 2011. However, that period is not a period that has been, or is required to be, presented in this Form 10. Furthermore, the revised report incorrectly excludes the years ended June 30, 2011 and June 30, 2010 from the opinion. Please obtain a revised report from your auditors that correctly references all audited periods.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Demarest at (202)551-3431 or Kristi Marrone at (202) 551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551-3585 or Duc Dang at (202) 551- 3386 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: Jehu Hand, Esq. (*via e-mail*)